File No. 82-3827

No. PTTEP 810/029/2003

03 MAR 25 AM 7:21

Finance Dept.
Tel. 66 (0) 2537-4611

Date: March 10, 2003

Subject: Evergreen Filing for PTT Exploration and Production Public Co., Ltd. (PTTEP)

Attn: United States Securities and Exchange Commission

To maintain the exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 for foreign private issuers, PTT Exploration and Production Public Company Limited (PTTEP) (File No. 82-3827) would like to provide as follows (s):

SUPPL

- ☐ Annual Report of ____
- ☐ Financial Statement ____
- ☐ News Release on ____
- ☑ Copy of the letter to the Stock Exchange of Thailand dated March 10, 2003 "Baht 2,500 Million Debenture Issuance"

03007766

- ☐ Others ____

PROCESSED
APR 10 2003
THOMSON FINANCIAL

Yours sincerely,

P. Rojanasomsith

Pattrapa Rojanasomsith
Officer, Investor Relations

4/7

แบบฟอร์ม No-82-3827/10/3/03

ทะเบียนเลขที่ บมจ. 53

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.810/072/2003

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

March 10, 2003

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Baht 2,500 Million Debenture Issuance

PTT Exploration and Production Public Company Limited (PTTEP) wishes to refer to the resolution of the shareholders made at the Ordinary Meeting of Shareholders in 1998, regarding the approval to issue debentures denominated in Baht and/or other currencies for the amount up to Baht 10 billion. Consequently, on February 1, 1999, PTTEP issued the Baht 4,000 million-unsecured and unsubordinated debenture, with a 3-year maturity, and which was redeemed on February 1, 2002. PTTEP can issue up to Baht 6,000 million for the next debenture issuance.

PTTEP wishes to announce that the Company will issue a Baht 2,500 million-unsecured and unsubordinated debenture, with a 15-year tenor through private placement. Barclays Capital Securities (Thailand) Limited will act as the lead underwriter for the issue.

Yours sincerely,

Chitrapongse Kwangsukstith
President